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                              March 9, 2023

       Lucas Wang
       Chief Executive Officer
       Bit Origin Ltd.
       375 Park Ave, Fl 1502
       New York, NY 10152

                                                        Re: Bit Origin Ltd.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form F-3
                                                            Filed March 1, 2023
                                                            File No. 333-268501

       Dear Lucas Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-3

       Miners, page 5

   1. Refer to your response to prior comment 2. You disclose that you do not currently trade
                                                        Bitcoin on any exchange
or store Bitcoin on any trading platform but that you do trade
                                                        Bitcoins for fiat
currency as you note that "[i]f the Bitcoins price decreases when we trade the Bitcoins for fiat
currency, the amount of fiat currency we receive will decrease as well and our results of
operation will be negatively impact[ed]." Please clarify how you trade
                                                        Bitcoin for fiat
currency and the policies related to when you do trade Bitcoin for fiat currency.
 Lucas Wang
Bit Origin Ltd.
March 9, 2023
Page 2
Prospectus Summary
Business Overview, page 5

2. We note your response to comment 11 in our January 20, 2023 letter indicating that you had no exposure to recent bankruptcies and crypto market disruptions. In light of more recent events, including those related to Voyager Digital, Genesis, BlockFi, and Silvergate
         Capital, please tell us whether you have any material exposure and revise as appropriate.
         In addition, revise the fourth risk factor on page 22 to specify whether or not you have experienced any issues with banks or other financial institutions as discussed generally in the risk factor.
Mining Facilitates
Cheyenne, Wyoming, page 9

3. Refer to your response to comment 3. Please expand your discussion of the partnership agreement so that investors understand the term of the agreement, any termination provisions, liquidation rights, liabilities and responsibilities pursuant to the partnership agreement.
       Please contact Sonia Bednarowski at 202-551-3666 or Matthew Derby at 202-551-3334
with any questions.



FirstName LastNameLucas Wang                                    Sincerely,
Comapany NameBit Origin Ltd.
                                                                Division of
Corporation Finance
March 9, 2023 Page 2                                            Office of
Crypto Assets
FirstName LastName